Exhibit 99.1

PTL Limited Granted Additional 180-Day Grace Period to Regain Nasdaq Compliance

Hong Kong S.A.R., Jan. 22, 2026 (GLOBE NEWSWIRE) -- PTL Limited (NASDAQ: PTLE) (“PTL” or the “Company”) announced that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on January 20, 2026, indicating that the Company is granted an additional 180 calendar days, until July 13, 2026, to regain compliance with the minimum bid price requirement of $1.00 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2).

On July 18, 2025, PTL Limited was notified that the Company’s listed security no longer meets the minimum $1 bid price per share requirement under Nasdaq’s Listing Rules. Despite our efforts, the bid price has not regained compliance within the initial 180-day period, which ended on January 14, 2026. However, Nasdaq Staff has determined that PTL Limited is eligible for an additional 180-day period, until July 13, 2026, to regain compliance. This extension is granted based on the Company’s continued compliance with all other applicable listing requirements, except for the bid price, and our written notice of intention to cure the deficiency, including the potential use of a reverse stock split if necessary. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this additional 180-day period. If compliance cannot be demonstrated by July 13, 2026, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the Nasdaq staff’s determination to a Hearings Panel.

About PTL Limited (NASDAQ: PTLE)

Headquartered in Hong Kong, we are an established bunkering facilitator providing marine fuel logistics services for vessel refueling, primarily container ships, bulk carriers, general cargo vessels, and chemical tankers. Targeting and serving the Asia Pacific market, we leverage our close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refueling.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s annual report and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor and Media Contact:

PTL Limited

Investor Relations

Email: info@petrolinkhk.com